Exhibit 99.2

Hywin Holdings Ltd.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: HYW)

NOTICE OF ANNUAL GENERAL MEETING

To be Held on June 28, 2024

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (the “AGM”) of Hywin Holdings Ltd. (the “Company”) will be held through a conference call on Friday, June 28, 2024, at 10:00 a.m., Beijing time (or 10:00 p.m. Thursday, June 27, 2024, Eastern Time).

No proposal will be submitted for shareholder approval at the AGM.

The board of directors of the Company has fixed the close of business on June 6, 2024, New York City time, as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to attend the AGM or any adjourned or postponed meeting thereof.

Holders of the Company’s ordinary shares whose names are on the register of members of the Company at the close of business on the Record Date are entitled to attend the AGM and any adjourned or postponed meeting thereof. Beneficial owners of the Company’s ADSs are also welcome to attend the AGM.

The Company’s annual report for the fiscal year ended June 30, 2023 can be accessed on the Company’s investor relations website at https://ir.hywinwealth.com as well as the website of the U.S. Securities and Exchange Commission at http://www.sec.gov. The Company will provide a hard copy of its annual report for the year ended June 30, 2023 containing the audited consolidated financial statements, free of charge, to its shareholders and holders of ADSs upon request. Requests should be directed to the Company’s investor relations department at ir@hywinwealth.com.

Details for the conference call are as follows:

Event Title: Hywin Holdings Ltd. Fiscal Year 2023 Annual General Meeting Conference Call

Registration Link: https://dpregister.com/sreg/10189772/fcaa627798

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

A live webcast of the conference call will also be available at the Company’s investor relations website at https://ir.hywinwealth.com/. An archived webcast will be available through the same link following the call.

By Order of the Board of Directors of Hywin Holdings Ltd.

/s/ Han Hongwei
Han Hongwei
Chairman of the Board of Directors

Shanghai, People’s Republic of China

June 6, 2024